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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                )*

Crowley Maritime Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
228090 10 6
(CUSIP Number)
Thomas B. Crowley, Jr.
c/o Crowley Newco Corporation
555 12th Street
Suite 2130
Oakland, California 94607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
Richard Vernon Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105-2669
Tel. (415) 773-5700
March 16, 2007
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

     Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	228090 10 6	Page	2	of	20

1	NAMES OF REPORTING PERSONS: Thomas B. Crowley, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		64,195

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,306

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		278

WITH	10	SHARED DISPOSITIVE POWER:

		84,793

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	85,071

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	73.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228090 10 6	Page	3	of	20

1	NAMES OF REPORTING PERSONS: Molly M. Crowley

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228090 10 6	Page	4	of	20

1	NAMES OF REPORTING PERSONS: Christine S. Crowley

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,306

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,306

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228090 10 6	Page	5	of	20

1	NAMES OF REPORTING PERSONS: Crowley Newco Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20- 8536347

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		84,793

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	84,793

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	73.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1. Security and Issuer.
     This Schedule 13D (this “Schedule”) relates to the common stock, par value $.01 per share (the “Common Stock”), of Crowley Maritime Corporation, a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 9487 Regency Square Boulevard, Jacksonville, Florida 32225.
Item 2. Identity and Background.
          This Statement is being filed by Thomas B. Crowley, Jr., Molly M. Crowley, Christine S. Crowley, and Crowley Newco Corporation (“Crowley Newco”) (collectively, the “Reporting Persons”). The Reporting Persons are filing this Statement because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the transactions described in Item 4 of this Statement. Except as expressly set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.
          This Statement amends and restates in its entirety the Schedule 13G of Thomas B. Crowley, Jr., Molly M. Crowley and Christine S. Crowley (collectively, the “Crowleys”) filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2006, as amended by Amendment No. 1 to the Schedule 13G filed on February 13, 2007, with respect to their individual beneficial ownership of the Common Stock.
          The name, residence or business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each Reporting Person who is a natural person is set forth in Table No. 1 on Appendix A hereto, which Appendix A is incorporated by reference herein. The name, state or place of organization, principal business, principal business address, and principal office address of each Reporting Person that is not a natural person is set forth in Table No. 2 on Appendix A hereto.
          Each Reporting Person who is a natural person is a citizen of the United States of America.
          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
          Except for the shares of Common Stock deemed to be beneficially owned by Crowley Newco, the shares of Common Stock deemed to be beneficially owned by the Reporting Persons were acquired by means of gift, inheritance or other gratuitous transfer.
          Crowley Newco’s beneficial ownership of the shares of Common Stock arises from binding agreements with (a) the Crowley Maritime Corporation Retirement Savings Plan (the “RSP”), the Crowley Maritime Corporation Stock Savings Plan (the “SSP”) and the Crowley Maritime Corporation Employee Stock Ownership Plan (the “ESOP”) to acquire all the shares of Common Stock held by each in exchange for shares of common stock of Crowley Newco as set forth on Appendix B (the “Plan Contribution Agreement”) and (b) Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust (collectively, the “Crowley Group”) to contribute all the shares of capital stock in the Issuer held by each in exchange for shares of capital stock of Crowley Newco as set forth on Appendix B (the “Crowley Contribution Agreement”). The Plan Contribution Agreement and the Crowley Contribution Agreement are sometimes collectively referred to in this Schedule as the “Contribution Agreements,” the RSP, the SSP and the ESOP as the “Plans,” and the Plans and the Crowley Group as the “Continuing Stockholders.”
     Immediately prior to executing the Crowley Contribution Agreement, Thomas B. Crowley, Jr. was deemed to beneficially own 44,270 shares of Common Stock (49.3%), 314,794 shares of Series A Junior Convertible Preferred Stock, par value $100 per share, of the Issuer (“Company Series A Preferred”) (99.9%), and 46,138 shares of Class N Common Shares, par value $.01 of the Issuer (“Company Class N”) (100%); Molly M. Crowley was deemed to beneficially own 32,601 shares of Common Stock (36.3%), 225,848 shares of Company Series A Preferred (71.7%); and 46,138 shares of Company Class N (100%), and Christine S. Crowley was deemed to beneficially own 5,039 shares of Common Stock (5.6%) and 15,211 shares of Company Series A Preferred (4.8%). (Thomas B. Crowley, Jr. is deemed the beneficial owner of all the shares attributable to Molly M. Crowley and Christine S. Crowley.)
     Under the Crowley Contribution Agreement dated as of March 16, 2007, each owner of record in the Crowley Group has agreed that, subject to the satisfaction of the conditions of the Offer or the waiver of those conditions and at the time Crowley Newco accepts for payment the shares of Common Stock validly tendered and not withdrawn, such persons will contribute all of the shares of Common Stock (43,992 shares), Company Series A Preferred (314,794 shares) and Company Class N (46,138 shares) that they own in exchange for common stock, par value $.01 per share, of Crowley Newco (“Newco Common”), and non-voting shares of Class N, $.01 per share, of Crowley Newco (“Newco Class N”). At the contribution, except as set forth below, each share of Common Stock will be exchanged for one share of Newco Common and each share of Company Class N will be exchanged for one share of Newco Class N. Each share of Company Series A Preferred will also be exchanged for one-twelfth (1/12) of a share of Newco Common. Holders of Company Series A Preferred Stock will also receive additional Newco Common equal to the number of whole shares determined by dividing (1) the amount of the accrued but unpaid dividends on the Company Series A Preferred on the date that Crowley Newco accepts for payment the shares of Common Stock validly tendered and not withdrawn, in the Offer (as defined and described in Item 4) by (2) $1,200. The Marital Trust Under The Thomas B. Crowley Trust will receive a total of 31,478 shares of Newco Common (plus such other additional shares of Common Stock as are due as a result of unpaid dividends on the Company Series A Preferred) and 66,282 shares of Newco Class N. The Marital Trust Under The Thomas B. Crowley Trust will therefore receive 19,943 fewer shares of Newco Common in exchange for 20,144 shares of Newco Class N, reflecting a valuation discount from the Newco Common of one percent.
     Under the Crowley Contribution Agreement, each owner covenants and agrees, among other things, not to (i) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its capital stock in the Issuer or any interest therein; (ii) grant any proxies or powers of attorney, deposit any of its capital stock in the Issuer into a voting trust or enter into a voting agreement with respect to any of its capital stock in the Issuer; or (iii) take any action that would make any representation or warranty of such owner contained in the Crowley Contribution Agreement untrue or incorrect or have the effect of preventing or disabling such owner from performing its obligations under the Crowley Contribution Agreement. The Crowley Contribution Agreement extends to the expiration or termination of the Offer.
     Under the Plan Contribution Agreement dated as of March 16, 2007, each Plan has agreed that, subject to the satisfaction of the conditions of the Offer or the waiver of those conditions and at the time Crowley Newco accepts for payment the shares of Common Stock validly tendered and not withdrawn, the Plans will contribute all of the shares of Common Stock that they own in exchange for Newco Common. As of the date of the Plan Contribution Agreement, the Plans owned an aggregate of 14,570 shares of Common Stock. This number will increase by 25 shares of Common Stock if the Offer is consummated as a result of additional contributions to the Plans by the Company in such event, as described below. The number of shares of Common Stock contributed to Crowley Newco by the Plans is also subject to reduction to the extent that in connection with distributions to participants upon termination or for other reasons, the shares of Common Stock distributed are thereafter repurchased by the Issuer. In the contribution, each share of Common Stock will be exchanged for one share of Newco Common.
     Under the Plan Contribution Agreement, each Plan covenants and agrees, among other things, not (i) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its Common Stock or any interest therein; (ii) grant any proxies or powers of attorney, deposit any of its Common Stock into a voting trust or enter into a voting agreement with respect to any of its Common Stock; or (iii) take any action that would make any representation or warranty of such Plan contained in the Plan Contribution Agreement untrue or incorrect or have the effect of preventing or disabling such Plan from performing such Plan’s obligations under the Plan Contribution Agreement; except, in each case, for any of such actions necessary to consummate repurchases of Common Stock by the Issuer in accordance with the terms of such Plan’s governing documents. Crowley Newco is not, however, entitled to enforce any provision of the Plan Contribution Agreement against a Plan if it would cause that Plan to violate its Plan documents or, in the opinion of the Plan’s counsel, the Employee Retirement Security Act of 1974, as amended

(“ERISA”). The Plan Contribution Agreement extends until the earlier of the expiration or termination of the Offer and August 15, 2007.
     Prior to and in connection with the Plans’ execution of the Plan Contribution Agreement, certain administrative and substantive provisions of each Plan’s documents were amended with a view to the contribution, the Offer and the Merger (as defined and described in Item 4). One of these amendments provides for a special contribution of shares of Common Stock to each Plan by the Issuer immediately prior to the time Crowley Newco accepts for payment the shares of Common Stock validly tendered and not withdrawn, in the amounts of 14 shares to the RSP, six shares to the SSP and five shares to the ESOP.
     As the record and beneficial owner of the only outstanding share of Newco Common and the beneficial owner by virtue of the Contribution Agreements as of the date hereof of approximately 77.5% of Newco Common and 100% of Newco Class N, Thomas B. Crowley, Jr. is also deemed to beneficially own all of the shares of Common Stock, Company Class N and Company Series A Preferred beneficially owned by Crowley Newco.
     With respect to the proposed transaction described in Item 4 of this Schedule, the Reporting Persons estimate that the amount of funds that would be required to purchase all of the shares of outstanding capital stock not subject to the Contribution Agreements is approximately $98,000,000. The funds required to consummate the proposed transaction are expected to be provided from the Issuer’s available cash and cash equivalents and from the Issuer’s revolving credit facility.
     See “The Tender Offer—Section 9. Source and Amount of Funds” in the Offer to Purchase, dated March 16, 2007, which is incorporated by reference into this Schedule.
Item 4. Purpose of Transaction.
     The disclosure in this item is qualified in its entirety by the information set forth in “Special Factors—Purpose and Structure of the Offer and the Merger, Purchaser’s Reasons for the Offer and the Merger”; “The Tender Offer—Section 6. Price Range of Shares of Common Stock; Valuations Related to Plans; Dividends”; and “The Tender Offer—Section 11. Certain Effects of the Offer on the Market for Shares of Common Stock” in the Offer to Purchase, dated March 19, 2007, which is incorporated by reference into this schedule.
     In addition to committing to the purchases under the Contribution Agreements described above, Crowley Newco is offering to purchase all of the outstanding shares of Common Stock not beneficially owned by Crowley Newco, pursuant to a tender offer, for $2,990 per share in cash (the “Offer”). The Offer is being made pursuant to a Stipulation and Agreement of Compromise, Settlement and Release, which would settle a pending lawsuit, Franklin Balance Sheet Investment Fund v. Crowley, a purported class action and a derivative complaint that was filed on November 30, 2004. The plaintiffs in that case have agreed to dismiss the lawsuit if they and the other holders of Common Stock who are not Continuing Stockholders have the opportunity, through a tender offer, to sell their Common Stock for $2,990 per share in cash. Crowley Newco is also making the Offer as part of its goal (and that of the other Reporting Persons) of acquiring the entire equity interest in the Issuer not already beneficially owned and taking the Issuer private.

     Provided that the conditions to the Offer are satisfied or waived, as promptly as practicable following the time that the tendered shares of Common Stock are accepted for payment by Crowley Newco and the contributions under the Contribution Agreements are made, Crowley Newco is expected to merge with and into the Issuer (the “Merger”). The Issuer will be the surviving corporation of the Merger (the “Surviving Corporation”). In the Merger, (i) each outstanding share of Common Stock and Company Series A Preferred held of record by stockholders other than Crowley Newco shall cease to be outstanding, and such stockholders of record shall be entitled to receive from the Issuer as the surviving corporation in the Merger, the sum of $2,990 in cash for each such share of Common Stock and $249.16 (plus all unpaid cumulative dividends thereon to the date of the Merger) in cash for each share of Company Series A Preferred, (ii) each outstanding share of Common Stock, Company Series A Preferred Stock and Company Class N owned of record by the Crowley Newco shall cease to be outstanding, without any payment being made in respect thereof; and (iii) each share of Newco Common Stock shall be converted into one (1) share of Common Stock, and each share of Newco Class N shall be converted into one (1) share of Company Class N. Immediately following the effectiveness of the Merger, the stockholders of the Surviving Corporation will be the Continuing Stockholders. The Continuing Stockholders will hold the shares of stock of the Surviving Corporation as set forth on Appendix C.
     The Issuer has never paid dividends on the Common Stock. Any payment of future dividends on the Common Stock of the Surviving Corporation will be at the discretion of the Board of Directors of the Surviving Corporation and will depend upon, among other things, the Surviving Corporation’s earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Board of Directors of the Surviving Corporation may deem relevant.
     The restrictive covenants of the Issuer’s financing agreements require, among other things, annual maintenance of working capital that is equal to or greater than 50% of the total charter hire and other lease obligations with remaining terms in excess of one year. Although the Issuer is restricted from repurchasing shares of any class of capital stock or declaring or paying any dividend, it may repurchase Common Stock from employee stock ownership plans and pay dividends in any twelve-month period so long as the combined cost does not exceed $10.0 million. The Issuer paid dividends on its Company Series A Preferred and repurchased Common Stock from employee stock ownership plans within all restrictions during 2006. The Issuer has stated that so long as the Company Series A Preferred remains outstanding, the Issuer does not anticipate paying dividends on its Common Stock.
     If the Merger is consummated, the Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended.
     Other than as described in this Schedule, each of the Reporting Persons currently has no plan or proposals which relate to, or may result in, any of the matters listed in Item 4 of this Schedule (although each of the Reporting Persons reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.
          The information below reflects the beneficial ownership of the Reporting Persons after giving effect to the Contribution Agreements.
     Thomas B. Crowley, Jr.

(a)	85,071 shares[1] (73.3% of class)

(b)	Sole Power to Vote:	64,195 shares[2]
	Shared Power to Vote:	6,306 shares[3]
	Sole Power to Dispose:	278 shares[4]
	Shared Power to Dispose:	84,793 shares[5]

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable
     Molly M. Crowley

(a)	0 shares[6] (0% of class)

(b)	Sole Power to Vote:	0 shares
	Shared Power to Vote:	0 shares

[1]	Includes 278 share of Common Stock held by Crowley Foundation (the “Foundation”) and the shares of Common Stock beneficially owned by Crowley Newco.

[2]	Includes 32,601 shares of Common Stock held by the Marital Trust under the Thomas B. Crowley Trust (the “Marital Trust”); 278 shares of Common Stock held by the Foundation; and 6,352 shares of Common Stock held by The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley, Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley and The Crowley Family Generation Shipping Trust U/T/A Dtd. 12/04/91 (the “Other Trusts”). Also includes 18,820 shares of Common Stock acquirable upon conversion of Company Series A Preferred held by the Marital Trust and 6,144 shares of Common Stock acquirable upon conversion of the Company Series A Preferred held by the Other Trusts.

[3]	Includes (a) 684 shares of Common Stock held by Christine S. Crowley and (b) 4,355 shares of Common Stock held by Crowley Asset Management, L.P. (the “Partnership”) and 1,267 shares of Common Stock acquirable upon conversion of Company Series A Preferred held by the Partnership. Because Mr. Crowley is Ms. Crowley’s spouse in the case of the 684 shares and because he has the power to remove her as general partner of the Partnership in the case of the Partnership shares, Mr. Crowley may be treated as sharing voting power and dispositive power with Ms. Crowley over the shares.

[4]	Consists of the 278 shares of Common Stock held by the Foundation.

[5]	Consists of the shares of Common Stock beneficially owned by Crowley Newco.

[6]	Prior to the Marital Trust’s execution of the Contribution Agreement, Molly M. Crowley was deemed to beneficially own 32,601 shares of Common Stock held by the Marital Trust and 18,820 shares of Common Stock acquirable upon conversion of Company Series A Preferred held by the Marital Trust by virtue of her shared power to dispose of the shares.

	Sole Power to Dispose:	0 shares
	Shared Power to Dispose:	0 shares

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable
     Christine S. Crowley

(a)	6,306 shares[7] (6.9% of class)

(b)	Sole Power to Vote:	0 shares
	Shared Power to Vote:	6,306 shares
	Sole Power to Dispose:	0 shares
	Shared Power to Dispose:	0 shares

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable
     Crowley Newco Corporation

(a)	84,793 shares[8] (73.0% of class)

(b)	Sole Power to Vote:	0 shares
	Shared Power to Vote:	0 shares

[7]	Includes 684 shares of Common Stock held in Ms. Crowley’s name, 4,355 shares of Common Stock held by the Partnership, of which Ms. Crowley is the general partner, and 1,267 shares of Common Stock acquirable upon conversion of Company Series A Preferred held by the Partnership.

[8]	Includes 32,601 shares of Common Stock held by the Marital Trust; 6,352 shares of Common Stock held by the Other Trusts; 684 shares of Common Stock owned by Christine S. Crowley; 4,355 shares of Common Stock held by the Partnership, 18,820 shares of Common Stock acquirable upon conversion of Company Series A Preferred held by the Marital Trust; 6,144 shares of Common Stock acquirable upon conversion of Company Series A Preferred held by the Other Trusts; and 1,267 shares of Common Stock acquirable upon conversion of Company Series A Preferred held by the Partnership. Also includes 3,497 shares of Common Stock held by the SSP, 8,075 shares of Common Stock held by the RSP and 2,998 shares of Common Stock held by the ESOP.

	Sole Power to Dispose:	0 shares
	Shared Power to Dispose:	84,793 shares

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Items 3 and 4 of this Statement are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of March 19, 2007, by and among Thomas B. Crowley, Jr., Molly M. Crowley, Christine S. Crowley and Crowley Newco Corporation

Exhibit B	Offer to Purchase dated March 19, 2007 (incorporated by reference from Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

Exhibit C	Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report of Form 8-K filed with the Securities and Exchange Commission by the Issuer on March 19, 2007, File No. 000-04717).

Exhibit D	Contribution Agreement dated March 16, 2007 between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust (incorporated by reference from Exhibit (d)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

Exhibit E	Contribution Agreement dated March 16, 2007 between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan (incorporated by reference from Exhibit (d)(iii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).

CUSIP No.	228090 10 6	Page	15	of	20
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2007

/s/ Thomas B. Crowley, Jr.
Name:	Thomas B. Crowley, Jr.

/s/ Molly M. Crowley
Name:	Molly M. Crowley

/s/ Christine S. Crowley
Name:	Christine S. Crowley

Crowley Newco Corporation
/s/ Thomas B. Crowley, Jr.
By: Thomas B. Crowley, Jr.
Title:	Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

APPENDIX A
Table No. 1
Natural Persons

	Residence or Business	Principal Occupation	Place of Occupation or
Name	Address	or Employment	Employment
Thomas B. Crowley, Jr.	c/o Crowley Maritime Corp. 555 12th Street, Suite 2130 Oakland, California 94607	Chairman, President, and CEO of Crowley Maritime Corporation	Crowley Maritime Corp. 555 12th Street, Suite 2130 Oakland, California 94607

Molly M. Crowley	c/o Crowley Maritime Corp. 555 12th Street, Suite 2130 Oakland, California 94607	Self-employed real estate investor and Director, Crowley Maritime Corporation	Crowley Maritime Corp. 555 12th Street, Suite 2130 Oakland, California 94607

Christine S. Crowley	c/o Crowley Maritime Corp. 555 12th Street, Suite 2130 Oakland, California 94607	Homemaker
Table No. 2
Corporations, General Partnerships, Limited Partnerships,
Syndicates, or Other Groups of Persons

	State or Place of	Business	Address of Principal	Address of Principal
Name	Organization	Purpose	Business	Office
Crowley Newco Corporation	Delaware	Acquisition vehicle	c/o Crowley Maritime Corp. 555 12th Street, Suite 2130 Oakland, California 94607	c/o Crowley Maritime Corp. 555 12th Street, Suite 2130 Oakland, California 94607

APPENDIX B
Issuer Stock Currently Outstanding to be Contributed To Crowley Newco

Shares of
Common
Name	Stock
Christine S. Crowley	684
Crowley Asset Management, L.P.	4,355
The Non-Exempt Trust FBO Adrienne Crowley	1,896
The Thomas B. Crowley Jr. Separate Property Trust	2,189
The Annual Exclusion Trust FBO Adrienne Crowley	767
The Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91	1,500
The Marital Trust Under The Thomas B. Crowley Trust	32,601
The Crowley Maritime Corporation Employee Stock Ownership Plan (1)(2)	2,998
The Crowley Maritime Corporation Stock Saving Plan (1)(3)	3,497
The Crowley Maritime Corporation Retirement Stock Plan (1)(4)	8,075

Shares of
Name	Class N
The Marital Trust Under The Thomas B. Crowley Trust	46,138

Shares of
Series A
Name	Preferred
Crowley Asset Management, L.P.	15,211
The Thomas B. Crowley Jr. Separate Property Trust	63,889
The Crowley Family Generation Shipping Trust U/T/A Dtd. 12/04/91	9,846
The Marital Trust Under The Thomas B. Crowley Trust	225,848

(1)	Assumes no repurchases of shares from Plan participants prior to acceptance for payment of shares of Common Stock validly tendered and not withdrawn.

(2)	If the Offer is consummated, the Issuer will contribute an additional five shares to the Plan immediately prior to the time Crowley Newco accepts for payment the shares of Common Stock validly tendered and not withdrawn.

(3)	If the Offer is consummated, the Issuer will contribute an additional six shares to the Plan immediately prior to the time Crowley Newco accepts for payment the shares of Common Stock validly tendered and not withdrawn.

(4)	If the Offer is consummated, the Issuer will contribute an additional 14 shares to the Plan immediately prior to the time Crowley Newco accepts for payment shares of Common Stock validly tendered and not withdrawn.

APPENDIX C
Crowley Newco Capital Stock to be Received

Shares of
Newco
Name	Common
Christine S. Crowley	684
Crowley Asset Management, L.P. (1)	5,622
The Non-Exempt Trust FBO Adrienne Crowley	1,896
The Thomas B. Crowley Jr. Separate Property Trust (1)	7,513
The Annual Exclusion Trust FBO Adrienne Crowley	767
The Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91 (1)	2,320
The Marital Trust Under The Thomas B. Crowley Trust (1)	31,478
The Crowley Maritime Corporation Employee Stock Ownership Plan (2)(3)	3,003
The Crowley Maritime Corporation Stock Saving Plan (2)(3)	3,503
The Crowley Maritime Corporation Retirement Stock Plan (2)(3)	8,089

Shares of
Newco
Name	Class N
The Marital Trust Under The Thomas B. Crowley Trust	66,282

(1)	Number will be increased by a number of whole shares equal to the number determined by dividing (1) the amount of the accrued but unpaid dividends on the Company, Series A Preferred on the closing date of the Offer by (2) $1,200.

(2)	Assumes no repurchases of shares from Plan participants prior to acceptance for payment of shares of Common Stock validly tendered and not withdrawn.

(3)	Reflects increase in shares of Common Stock that would be owned by each Plan if the Offer is successfully consummated. See footnotes (2), (3) and (4) to Appendix B.